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Exhibit 12.1

Bank of Hawaii Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005	2004	2003

Earnings:
Income Before Provision for Income Taxes	$284,591	$287,069	$284,197	$271,244	$206,787
Add: Fixed Charges Including Interest on Deposits	206,857	170,059	99,329	64,424	76,579
Interest on FIN 48 Liabilities	(200)	–	–	–	–

Total Earnings Including Fixed Charges and Interest on Deposits and Interest on FIN 48 Liabilities	491,248	457,128	383,526	335,668	283,366
Less: Interest on Deposits	137,847	103,677	58,426	36,743	47,473
Interest on FIN 48 Liabilities	(200)	–	–	–	–

Total Earnings Excluding Interest on Deposits and Interest on FIN 48 Liabilities	$353,601	$353,451	$325,100	$298,925	$235,893

Fixed Charges:
Fixed Charges Including Interest on Deposits	$206,857	$170,059	$99,329	$64,424	$76,579
Add: Interest on FIN 48 Liabilities	(200)	–	–	–	–

Total Fixed Charges Including Interest on Deposits and Interest on FIN 48 Liabilities	206,657	170,059	99,329	64,424	76,579
Less: Interest on Deposits	137,847	103,677	58,426	36,743	47,473
Interest on FIN 48 Liabilities	(200)	–	–	–	–

Total Fixed Charges Excluding Interest on Deposits and Interest on FIN 48 Liabilities	$69,010	$66,382	$40,903	$27,681	$29,106

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits and Interest on FIN 48 Liabilities	2.4x	2.7x	3.9x	5.2x	3.7x
Excluding Interest on Deposits and Interest on FIN 48 Liabilities	5.1x	5.3x	7.9x	10.8x	8.1x

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  Exhibit 12.1
Bank of Hawaii Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges